Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

NOMINATION OF NON-EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that on 25 March 2021, the board of supervisors (the “Board of Supervisors”) of the Company considered and approved the proposal in relation to the nomination of Mr. Niu Kailong as a candidate for the Non-employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company. Such proposal shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualification of Mr. Niu Kailong as a Supervisor is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Mr. Niu Kailong are set out below:

Mr. Niu Kailong, born in 1974, became the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department of China Life Insurance (Group) Company and the Vice President (responsible for daily operations) of China Life Institute of Finance in August 2020. Mr. Niu successively worked at PICC Property and Casualty Company Limited, The People’s Insurance Company (Group) of China Limited (“PICC Group”) and PICC Reinsurance Company Limited (“PICC Reinsurance”). He served as the Deputy General Manager of the Strategic Planning Department of PICC Group from April 2017, a Supervisor, the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department and the Deputy General Manager (responsible for daily operations) of the Strategic Planning Department/Office of the Board of Directors of PICC Reinsurance from October 2017, and the person in charge of the Strategy and Investment Management Department of China Life Healthcare Investment Company Limited from July 2020. Mr. Niu graduated from Nankai University with a doctoral degree in economics. He is an associate researcher (social science) and senior economist.

Mr. Niu Kailong will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Supervisors. He is eligible for re-election upon expiry of his term. Mr. Niu Kailong will not receive any supervisor’s fee or remuneration from the Company.

Save as disclosed above, Mr. Niu Kailong has not held any directorship in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Niu Kailong does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of Mr. Niu Kailong that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 March 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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